Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of July 26, 2019 setting forth by month the number of individual smoking and health cases against Philip Morris USA Inc. that are scheduled for trial through September 30, 2019.

2019

Engle progeny

July	0

August	2

September	5

As of July 26, 2019, there are no Engle progeny cases in trial.

Other Individual Smoking & Health

July	1

August	0

September	1

As of July 26, 2019, there is one non-Engle progeny case in trial.